

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2012

<u>VIA E-Mail</u>
Ms. Lauralee E. Martin
Executive Vice President and Chief Operating and Financial Officer
Jones Lang LaSalle Incorporated
200 East Randolph Drive
Chicago, Illinois 60601

      Re: Jones Lang LaSalle Incorporated
              Form 10-K for the year ended December 31, 2011
              Filed on February 27, 2012
              File No. 001-13145

Dear Ms. Lauralee E. Martin:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Kevin Woody

              Kevin Woody
              Branch Chief